U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

Form 4

[ __ ]    Check this box if no longer subject to Section 16. Form
          4 or Form 5 obligations may continue. See Instruction 1 (b).

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                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.       Name and Address of Reporting Person

         Raphael                    Stanley                              S.
         -----------------------------------------------------------------------
        (Last)                      (First)                           (Middle)
         4221 Bocaire Blvd.
         -----------------------------------------------------------------------
                                   (Street)
         Boca Raton                Florida                             33487
         -----------------------------------------------------------------------
         (City)                    (State)                             (Zip)

         Edge Petroleum Corporation (EPEX)
         -----------------------------------------------------------------------
2.       Issuer Name and Ticker or Trading Symbol

         -----------------------------------------------------------------------
3.       I.R.S. Identification Number of Reporting Person, if an entity
         (Voluntary)

         May 1999
         -----------------------------------------------------------------------
4.       Statement for Month/Year

         -----------------------------------------------------------------------
5.       If Amendment, Date of Original (Month/Year)


6.       Relationship of Reporting Person(s) to Issuer
         (Check all applicable)

            X     Director                     ______   10% Owner
         ------
                  Officer (give title below)   ______ Other (specify below)
         ------

                       -------------------------------


                        Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of       2. Trans-    3. Trans-         4. Securities Acquired (A)   5. Amount of      6. Ownership       7. Nature of
   Security          action       action Code       or Disposed of (D)           Securities        Form:              Indirect
   (Instr. 3)        Date         (Instr. 8)       (Instr. 3, 4 and 5)           Beneficially      Direct (D)         Beneficial
                               --------------    --------------------------      Owned at          or Indirect (I)    Ownership
                                                                                 End of           (Instr. 4)         (Instr. 4)
                                                                                 Month
                                                                                (Instr. 3 and
                                                                                 4)

                 (Month/
                  Date/                                    (A) or
                  Year)        Code        V     Amount    (D)      Price


Common Stock      5/06/99       S                 5,000      D       5.6874
-------------     --------    ------     ----   -------    ---      ------    ----------------  -------------     ---------------
Common Stock      5/10/99       S                 2,500      D       5.9271
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------
Common Stock      5/11/99       S                 9,000      D       6.0568
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------
Common Stock      5/13/99       S                 7,500      D       6.193
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------
Common Stock      5/14/99       S                 5,000      D       5.9365
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------
Common Stock      5/18/99       S                 5,000      D       6.3106
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------
Common Stock      5/20/99       S                   900      D       6.9041
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------
Common Stock      5/21/99       S                   300      D       6.85
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------
Common Stock      5/24/99       S                 3,700      D       6.9283
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------
Common Stock      5/26/99       S                 1,000      D       7.2786
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------
Common Stock      5/27/99       S                   500      D       7.1406      25,035               I           Stanley Raphael
                                                                                                                  Trust
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------
                                                                                    402               D
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------
                                                                                 98,278               I           Trade Consultants
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------
                                                                                 42,984               I           S. Raphael's Wife
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------
                                                                                  7,991               I           S. Raphael's Wife
                                                                                                                  Trust
-------------     --------    ------     ----   -------    ---      -------   ----------------  -------------     ---------------








Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person,see Instruction 4(b)(v).


                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                             2. Conversion or
                                Exercise       3. Transaction                      5. Number of Derivative      6. Date Exercisable
1. Title of Derivative          Price of          Date           4. Transaction       Securities Acquired          and Expiration
   Security                     Derivative       (Month/Day/        Code             (A) or Disposed of            Date (Month/Day/
  (Instr. 3)                    Security          Year)            (Instr. 8)        (D) (Instr. 3, 4, and 5)      Year)
                                                                 --------------    --------------------------   --------------------
                                                                                                                Date
                                                                                                                Exer-     Expiration
                                                                 Code       V       (A)            (D)          cisable      Date
  (2)
  --------------------      ----------------   --------------    ------  ------    -----------  --------------  --------  ----------








7. Title and Amount of        8. Price of Derivative      9. Number of Derivative      10. Ownership Form    11. Nature of Indirect
   Underlying Securities         Security (Instr. 5)         Securities Beneficially       of Derivative         Beneficial
   (Instr. 3 and 4)                                          Owned at End of Month         Security:             Ownership (Instr.
------------------------                                     (Instr. 4)                    Direct (D) or
                                                                                           Indirect(I)
                                                                                           (Instr.4)

               Amount or
               Number of
Title          Shares
---------      ---------       ---------------------       ------------------------       ----------------       ------------------



(1)  Excludes option grant previously reported.


Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                    /s/ Stanley S. Raphael              06-10-99
                                    ---------------------------------  ---------
                                    ** Signature of Reporting Person      Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for Procedure.